Exhibit 99.1

Nexa Resources S.A.

Consolidated financial statements
At December 31, 2019 and independent auditor’s report

Notes to the consolidated financial statements

1	General information	9
2	Information by business segment	9
3	Basis of preparation of the consolidated financial statements	11
4	Principles of consolidation	11
5	Changes in accounting policies and disclosures	14
6	Net revenue	16
7	Expenses by nature	18
8	Mineral exploration and Project development	18
9	Other income and expenses, net	19
10	Net financial results	19
11	Current and deferred income taxes	20
12	Financial risk management	22
13	Financial instruments	27
14	Fair value estimates	29
15	Cash and cash equivalents	32
16	Financial investments	32
17	Derivative financial instruments	33
18	Sensitivity analysis	35
19	Trade accounts receivable	36
20	Inventory	37
21	Other assets	38
22	Related parties	39
23	Property, plant and equipment	40
24	Intangible assets	44
25	Right-of-use assets and lease liabilities	45
26	Loans and financings	47
27	Asset retirement and environmental obligations	51
28	Provisions	52
29	Contractual liabilities	54
30	Shareholders’ equity	55
31	Impairment of non-current assets	58
32	Long-term commitments	63
33	Events after the reporting period	64

Nexa Resources S.A.

Consolidated income statement

Years ended December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2019	2018	2017
Net revenues	6	2,332,306	2,491,202	2,449,484
Cost of sales	7	(1,944,683)	(1,888,944)	(1,752,825)
Gross profit		387,623	602,258	696,659

Operating expenses
Selling, general and administrative	7	(216,511)	(159,603)	(154,494)
Mineral exploration and project development	8	(112,984)	(126,278)	(92,698)
Impairment loss	31	(142,133)	(3,283)	-
Other income and expenses, net	9	(27,021)	21,459	(47,887)
		(498,649)	(267,705)	(295,079)
Operating (loss) income		(111,026)	334,553	401,580

Net financial results	10
Financial income		37,629	67,509	29,868
Financial expenses		(129,591)	(121,662)	(106,169)
Foreign exchange effect		(12,892)	(148,501)	(53,880)
		(104,854)	(202,654)	(130,181)
Results of investees
Share in the results of associates		-	-	60

(Loss) income before income tax		(215,880)	131,899	271,459

Income tax	11(a)
Current		(46,382)	(71,787)	(125,691)
Deferred		103,255	30,864	19,497
Net (loss) income for the period		(159,007)	90,976	165,265
Attributable to NEXA's shareholders		(146,626)	74,860	126,885
Attributable to non-controlling interests		(12,381)	16,116	38,380
Net (loss) income for the period		(159,007)	90,976	165,265
Weighted average number of outstanding shares – in thousand		132,622	133,313	116,527
Basic and diluted earnings (losses) per share – USD	30(f)	(1.11)	0.56	1.09

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of comprehensive income

Years ended December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2019	2018	2017
Net (loss) income for the period		(159,007)	90,976	165,265

Other comprehensive (loss) income, net of taxes - items that can be reclassified to the income statement
Cash flow hedge accounting	17	879	(2,192)	12,556
Translation adjustment of foreign subsidiaries	30 (e)	(54,765)	(9,959)	(10,742)
		(53,886)	(12,151)	1,814

Total comprehensive (loss) income for the period		(212,893)	78,825	167,079
Attributable to NEXA’s shareholders		(207,594)	72,928	125,941
Attributable to non-controlling interests		(5,299)	5,897	41,138
Total comprehensive (loss) income for the period		(212,893)	78,825	167,079

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated balance sheet

As at December 31

All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2019	2018
Current assets
Cash and cash equivalents	15	698,618	1,032,938
Financial investments	16	58,423	91,878
Derivative financial instruments	17	4,835	7,385
Trade accounts receivable	19	177,231	173,204
Inventory	20	295,258	269,705
Other assets	21	140,984	122,857
		1,375,349	1,697,967
Non-current assets
Financial investments	16	352	355
Derivative financial instruments	17	14,689	3,820
Deferred income taxes	11	262,941	201,154
Related parties	22	744	740
Other assets	21	144,727	120,458
Property, plant and equipment	23	2,122,690	1,968,451
Intangible assets	24	1,538,526	1,742,461
Right-of-use assets	25	29,547	-
		4,114,216	4,037,439

Total assets		5,489,565	5,735,406

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	26	33,149	32,513
Lease liabilities	25	16,474	-
Derivative financial instruments	17	8,276	8,662
Trade payables		414,080	387,225
Confirming payable		82,770	70,411
Dividends payable		6,662	663
Environmental obligations	27	19,001	20,357
Contractual liabilities	29	26,351	31,992
Related parties	22	-	63
Other liabilities		92,227	99,964
		698,990	651,850
Non-current liabilities
Loans and financing	26	1,475,408	1,392,354
Lease liabilities	25	17,910	-
Derivative financial instruments	17	13,542	5,560
Asset retirement and environmental obligations	27	274,826	249,925
Provisions	28	26,071	30,641
Deferred income taxes	11	273,278	298,598
Contractual liabilities	29	154,171	167,645
Related parties	22	834	1,517
Other liabilities		34,474	35,515
		2,270,514	2,181,755

Total liabilities		2,969,504	2,833,605

Shareholders’ equity
Attributable to NEXA’s shareholders		2,147,452	2,476,593
Attributable to non-controlling interests		372,609	425,208
		2,520,061	2,901,801

Total liabilities and shareholders’ equity		5,489,565	5,735,406

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of cash flows

Years ended December 31

All amounts in thousands of US dollars

	Note	2019	2018	2017
Cash flows from operating activities
(Loss) income before income tax		(215,880)	131,899	271,459
Impairment loss	31	142,133	3,283	-
Depreciation and amortization	23, 24 and 25	317,892	267,189	270,454
Interest and foreign exchange effect		71,640	143,199	52,287
Loss (gain) on sale of property, plant and equipment and intangible assets	9	(857)	8,616	694
Gain on sale of investment	9	-	(348)	(4,588)
Changes in provisions		3,854	29,777	32,798
Changes in operating assets and liabilities	15 (b)	(71,634)	(53,040)	(85,265)
Interest paid on loans and financings	26	(71,804)	(74,592)	(58,635)
Interest paid on lease liabilities	25	(3,259)	-	-
Income taxes paid		(49,262)	(108,385)	(100,265)
Net cash provided by operating activities		122,823	347,598	378,939

Cash flows from investing activities
Acquisitions of property, plant and equipment	23	(396,672)	(299,773)	(197,638)
Net (purchases) sales of financial investments		54,710	140,402	(65,661)
Proceeds from the sale of property, plant and equipment		6,570	1,268	16,542
Advance paid for Pollarix acquisition		-	-	(81,615)
Net cash used in investing activities		(335,392)	(158,103)	(328,372)

Cash flows from financing activities
New loans and financings	26 (c)	105,974	292,901	830,598
Payments of loans and financings	26 (c)	(19,437)	(295,104)	(537,254)
Payments of lease liabilities	25 (b)	(13,280)	-	-
Dividends paid		(113,389)	(3,475)
Reimbursement of share premium		-	(80,000)	(430,000)
Repurchase of the Company’s own shares		(8,103)	(1,352)
Acquisition of non-controlling interest	30 (g)	(71,054)	-	-
Capital reduction related to Pollarix acquisition		-	(87,623)	(55,380)
Disbursement from equity transactions with non-controlling shareholders		-	(2,757)	(61,549)
Proceeds from initial public offering, net of underwriter expenses		-	-	306,431
Net cash (used in) provided by financing activities		(119,289)	(177,410)	52,846

Foreign exchange effect on cash and cash equivalents		(2,462)	1,816	48

Increase (decrease) in cash and cash equivalents		(334,320)	13,901	103,461
Cash and cash equivalents at the beginning of the period		1,032,938	1,019,037	915,576
Cash and cash equivalents at the end of the period		698,618	1,032,938	1,019,037

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.
Consolidated statement of changes in shareholders’ equity
Years ended December 31
All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive (loss)	Total	Non-controlling interests	Total shareholders’ equity
At January 1, 2017	1,041,416	-	339,228	1,678,456	(138,043)	(73,085)	2,847,972	476,344	3,324,316
Net income for the period	-	-	-	-	126,885	-	126,885	38,380	165,265
Other comprehensive income (loss) for the period	-	-	-	-	3,327	(4,271)	(944)	2,758	1,814
Total comprehensive income (loss) for the period	-	-	-	-	130,212	(4,271)	125,941	41,138	167,079
Reversion of put option	-	-	-	173,734	-	-	173,734	-	173,734
Purchase of Pollarix	-	-	-	(81,615)	-	-	(81,615)	-	(81,615)
Capital reduction related to Pollarix acquisition	-	-	-	(87,711)	-	-	(87,711)	-	(87,711)
Constitution of share premium	(928,596)	-	928,596	-	-	-	-	-	-
Decrease in non-controlling interests	-	-	-	(366,197)	-	-	(366,197)	(38,280)	(404,477)
Increase in participation in associates	-	-	-	2,061	-	-	2,061	(2,061)	-
Reimbursement of share premium	-	-	(430,000)	-	-	-	(430,000)	-	(430,000)
Proceed from initial public offering, net of underwriter expenses	20,500	-	285,931	-	-	-	306,431	-	306,431
Dividends distribution	-	-	-	-	(3,781)	-	(3,781)	(55,073)	(58,854)
Total contributions by and distributions to shareholders	(908,096)	-	784,527	(359,728)	(3,781)	-	(487,078)	(95,414)	(582,492)
At December 31, 2017	133,320	-	1,123,755	1,318,728	(11,612)	(77,356)	2,486,835	422,068	2,908,903
At January 1, 2018	133,320	-	1,123,755	1,318,728	(11,612)	(77,356)	2,486,835	422,068	2,908,903
Impact of the adoption of IFRS 9	-	-	-	-	(1,818)	-	(1,818)	-	(1,818)
At January 1, 2018 after impacts of the adoption of new standards	133,320	-	1,123,755	1,318,728	(13,430)	(77,356)	2,485,017	422,068	2,907,085
Net income for the period	-	-	-	-	74,860	-	74,860	16,116	90,976
Other comprehensive loss for the period	-	-	-	-	-	(1,932)	(1,932)	(10,219)	(12,151)
Total comprehensive income (loss) for the period	-	-	-	-	74,860	(1,932)	72,928	5,897	78,825
Decrease in non-controlling interests	-	-	-	-	-	-	-	(2,757)	(2,757)
Reimbursement of share premium - USD 0.60 per share	-	-	(80,000)	-	-	-	(80,000)	-	(80,000)
Repurchase of the Company’s own shares	-	(1,352)	-	-	-	-	(1,352)	-	(1,352)
Total contributions by and distributions to shareholders	-	(1,352)	(80,000)	-	-	-	(81,352)	(2,757)	(84,109)
At December 31, 2018	133,320	(1,352)	1,043,755	1,318,728	61,430	(79,288)	2,476,593	425,208	2,901,801

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

Years ended December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive (loss)	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2019	133,320	(1,352)	1,043,755	1,318,728	61,430	(79,288)	2,476,593	425,208	2,901,801
Impact of the adoption of IFRS 16	-	-	-	-	71	-	71	-	71
Impact of the adoption of IFRIC 23	-	-	-	-	(4,023)	-	(4,023)	-	(4,023)
At January 1, 2019 after impacts of the adoption of new standards	133,320	(1,352)	1,043,755	1,318,728	57,478	(79,288)	2,472,641	425,208	2,897,849
Net loss for the period	-	-	-	-	(146,626)	-	(146,626)	(12,381)	(159,007)
Other comprehensive income(loss) for the period	-	-	-	-	-	(60,968)	(60,968)	7,082	(53,886)
Total comprehensive loss for the period	-	-	-	-	(146,626)	(60,968)	(207,594)	(5,299)	(212,893)
Capital increase from non-controlling interest	-	-	-	-	-	-	-	33,650	33,650
Acquisition of non-controlling interest - note 30(g)	-	-	-	(37,404)	-	-	(37,404)	(33,650)	(71,054)
Repurchase of the Company’s own shares	-	(8,103)	-	-	-	-	(8,103)	-	(8,103)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	-	-	-	(69,832)	-	(69,832)	-	(69,832)
Dividends distribution to non-controlling interests and to NEXA PERU’s investment shares	-	-	-	(2,256)	-	-	(2,256)	(47,300)	(49,556)
Total contributions by and distributions to shareholders	-	(8,103)	-	(39,660)	(69,832)	-	(117,595)	(47,300)	(164,895)
At December 31, 2019	133,320	(9,455)	1,043,755	1,279,068	(158,980)	(140,256)	2,147,452	372,609	2,520,061

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) own and operate three polymetallic mines in Peru, and two polymetallic mines in Brazil. The Company is also constructing another polymetallic mine in Brazil. The Company's operations comprise large-scale, mechanized underground and open pit mines. The Company also owns a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement and energy companies, among others.

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”), since he has the final authority over resource allocation decisions and performance assessment. The CODM analyzes performance from a product perspective and the Company has identified two reportable segments:

•            Mining: consists of five long-life polymetallic mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. In addition to zinc, the Company produces substantial amounts of copper, lead, silver and gold as by-products, which reduce the overall cost to produce mined zinc.

•           Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover and produce metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid.

Accounting policy

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

The internal information used for making decisions is prepared using IFRS based accounting measurements and management reclassifications between income statement line items, which are reconciled to the consolidated financial statements in the column “Adjustments”. Reclassifications include manly derivative financial instruments from Other income and expenses to Cost of sales, and certain overhead cost centers from Other income and expenses to Cost of sales and/or Selling, general and administrative.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the reportable segments to the extent they are allocated in the measures of performance used by the CODM.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

The presentation of segment results and reconciliation to income before income tax in the consolidated income statement is as follows:

	2019
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,000,170	1,865,733	(535,776)	2,179	2,332,306
Cost of sales	(801,985)	(1,655,062)	535,776	(23,412)	(1,944,683)
Gross profit	198,185	210,671	-	(21,233)	387,623

Selling, general and administrative	(117,280)	(89,540)	-	(9,691)	(216,511)
Mineral exploration and project Development	(103,470)	(9,503)	-	(11)	(112,984)
Impairment loss	(142,133)	-	-	-	(142,133)
Other income and expenses, net	(22,697)	(29,569)	-	25,245	(27,021)
Operating (loss) income	(187,395)	82,059	-	(5,690)	(111,026)

Depreciation and amortization	217,870	97,975	-	2,047	317,892
Exceptional items (i)	142,133	-	-	-	142,133
Adjusted EBITDA	172,608	180,034	-	(3,643)	348,999

Exceptional items (i)					(142,133)
Depreciation and amortization					(317,892)
Net financial results					(104,854)
Loss before income tax					(215,880)

	2018
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,163,741	2,030,568	(704,031)	924	2,491,202
Cost of sales	(707,751)	(1,878,769)	704,031	(6,455)	(1,888,944)
Gross profit	455,990	151,799	-	(5,531)	602,258

Selling, general and administrative	(54,705)	(87,929)	-	(16,969)	(159,603)
Mineral exploration and project Development	(112,713)	(11,067)	-	(2,498)	(126,278)
Impairment loss	-	(3,283)	-	-	(3,283)
Other income and expenses, net	(30,551)	30,428	-	21,582	21,459
Operating income	258,021	79,948	-	(3,417)	334,553

Depreciation and amortization	172,357	94,832	-	-	267,189
Exceptional items (i)	-	-	-	3,050	3,050
Adjusted EBITDA	430,378	174,780	-	(367)	604,792

Exceptional items (i)				(3,050)	(3,050)
Depreciation and amortization					(267,189)
Net financial results					(202,654)
Income before income tax					131,899

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

	2017
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,213,221	1,952,006	(721,463)	5,720	2,449,484
Cost of sales	(680,811)	(1,746,771)	721,463	(46,706)	(1,752,825)
Gross profit	532,410	205,235	-	(40,986)	696,659

Selling, general and administrative	(41,054)	(89,128)	-	(24,312)	(154,494)
Mineral exploration and project Development	(86,119)	(3,989)	-	(2,590)	(92,698)
Other income and expenses, net	(54,777)	(58,749)	-	65,639	(47,887)
Operating income	350,460	53,369	-	(2,249)	401,580

Depreciation and amortization	171,086	99,370	-	-	270,454
Exceptional items (ii)	-	-	-	(4,515)	(4,515)
Adjusted EBITDA	521,546	152,739	-	(6,764)	667,519

Exceptional items (ii)				4,515	4,515
Share in the results of associates					60
Depreciation and amortization					(270,454)
Net financial results					(130,181)
Income before income tax					271,459

(i) Exceptional items are composed of impairment loss in the amount of USD 142,133 in 2019 (2018: USD 3,283) and miscellaneous adjustments to reconcile the segments’ Adjusted EBITDA to the consolidated Adjusted EBITDA.

(ii) Exceptional items are composed of gain on sale of investments in the amount of USD 4,588 and miscellaneous adjustments to reconcile the segments’ Adjusted EBITDA to the consolidated Adjusted EBITDA.

3	Basis of preparation of the consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historical cost convention, except for some financial assets and financial liabilities (including derivative financial instruments) measured at fair value at the end of each reporting period. Certain prior year amounts have been conformed to the current year’s presentation.

The consolidated financial statements of the Company for the year ended December 31, 2019 were approved to be issued in accordance with a resolution of the Board of Directors on February 13, 2020.

4	Principles of consolidation

(a)	Subsidiaries

Subsidiaries include all entities over which the Company has control. The Company controls an entity when it (i) has the power over the entity; (ii) is exposed, or has the right, to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, except when the predecessor basis of accounting is applied. Subsidiaries are deconsolidated from the date that control ceases.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

Inter-company transactions, balances and unrealized gains on transactions between companies in the consolidated group are eliminated. Unrealized losses are also eliminated unless the transaction indicates impairment of the transferred asset.

Accounting policies of subsidiaries are consistent with the policies adopted by the Consolidated group.

Non-controlling interests in the equity and results of subsidiaries are shown separately in the consolidated balance sheet, income statement, statement of comprehensive income and statement of changes in shareholders’ equity.

(b)	Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held assets or incurred liabilities and revenues and expenses. These have been included in the consolidated financial statements under the appropriate headings.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Transactions, balances and unrealized gains and losses between consolidated entities are eliminated.

The main entities included in the consolidated financial statements are:

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

	Percentage of shares
	2019	2018	Headquarter	Activities
Subsidiaries
L.D.O.S.P.E. Geração de Energia e Participações Ltda. - L.D.O.S.P.E."	100.00	100.00	Brazil	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. - "L.D.Q.S.P.E."	100.00	100.00	Brazil	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. - "L.D.R.S.P.E."	100.00	100.00	Brazil	Energy
Mineração Dardanelos Ltda.	100.00	70.00	Brazil	Mining projects
Nexa Recursos Minerais S.A. - "NEXA BR"	100.00	100.00	Brazil	Mining / Smelting
Mineração Santa Maria Ltda.	99.99	99.99	Brazil	Mining projects
Pollarix S.A. (i)	33.33	33.33	Brazil	Holding and others
Karmin Holding Ltda.	100.00	-	Brazil	Holding and others
Mineração Rio Aripuaña Ltda.	100.00	-	Brazil	Holding and others
Votorantim Metals Canada Inc.	100.00	100.00	Canada	Holding and others
Rayrock Antofagasta S.A.C	99.99	99.99	Chile	Holding and others
Cia. Magistral S.A.C	100.00	100.00	Peru	Mining projects
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Peru	Mining
Minera Pampa de Cobre S.A.C	99.99	99.99	Peru	Mining
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.99	99.99	Peru	Smelting
Inversiones Garza Azul S.A.C	99.75	99.75	Peru	Holding and others
Nexa Resources Perú S.A.A. - "NEXA PERU"	80.23	80.23	Peru	Mining
Nexa Resources Atacocha S.A.A. - "NEXA ATACOCHA"	66.62	66.62	Peru	Mining
Minera Bongará S.A.	61.00	61.00	Peru	Mining projects
Nexa Resources UK Ltd. - "NEXA UK"	100.00	100.00	United Kingdom	Mining
Votorantim US. Inc.	100.00	100.00	United States	Holding and others
Joint-operation
Campos Novos Energia S.A. - "Enercan"	20.98	20.98	Brazil	Energy
Cia. Minera Shalipayco S.A.C	75.00	75.00	Peru	Mining projects

(i) Pollarix is the energy holding company and sells energy to the Company’s Brazilian operating subsidiaries at market prices. NEXA BR owns all the common shares of Pollarix, which represents 33.33% of its total share capital. The remaining shares are preferred shares with limited voting rights, which are owned by NEXA’s controlling shareholder, VSA.

(c)	Transactions with non-controlling interests

Transactions with non-controlling interests that do not result in a loss of control are accounted within shareholders’ equity as transactions with equity owners of the consolidated group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in additional paid in capital within shareholders’ equity.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars ("USD"), which is NEXA’s functional and reporting currency.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the end of each reporting period are recognized in the income statement. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Consolidated entities

The results of operations and financial position of consolidated entities that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	Income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates which is a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; and
•	All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity.

5	Changes in accounting policies and disclosures

Except for new standards, IFRS 16 and IFRIC 23, which are discussed below, the other amendments to standards that apply from January 1, 2019 are primarily clarifications and none required a change in the Company’s accounting policies.

Additionally, the Company has not early adopted any new standards, amendments or interpretations that are effective after December 31, 2019. It does not expect that these new standards, amendments or interpretations will have a material effect on the Company’s financial statements.

New and amended IFRS standards that are effective beginning on January 1, 2019

(a)	IFRS 16 – “Leases”

Main aspects introduced by the standard

IFRS 16 was issued in January 2016 and applicable for periods beginning after January 1, 2019. It results in certain leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized.

Transition method

The Company has applied IFRS 16 from its mandatory adoption date of January 1, 2019, using the simplified transition approach and did not restate comparative amounts for the periods prior to the adoption. The cumulative effect of applying the standard was recognized as an adjustment to the opening balance of retained earnings.

The lease liabilities related to leases previously classified as operating leases, were measured using the present value of the remaining lease payments, discounted by the incremental borrowing rate at the date of initial application.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

Right-of-use assets were measured on transition at the same amount of the lease liability, adjusted by any prepaid or accrued lease expense, less impairment provision.

For leases previously classified as finance leases, the lease liability and the right of use asset represents the carrying amount of the lease liability immediately before the date of initial application.

Practical expedients applied at the adoption

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

➢	The accounting for low value leases and leases with a remaining term of less than 12 months as at January 1, 2019 as short-term leases;
➢	The exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
➢	The use of a single discount rate to a portfolio of leases with reasonably similar characteristics.

Impacts of adoption

The Company recognized lease liabilities and right-of-use assets in the amount of USD 41,450 and USD 41,521, respectively. Prepayments made in 2018 in the amount of USD 71 were recognized in retained earnings at January 1, 2019. Net current assets were reduced by USD 18,612 due to the presentation of a portion of the lease liability as a current liability. The Company also reclassified the amount of USD 2,278 from Property, plant and equipment to Right-of-use assets and USD 3,088 from Loans and financing to Lease liabilities corresponding to contracts previously classified as financial leases under IAS 17.

As a result of the adoption, income before tax decreased by USD 3,319 for the year ended December 31, 2019.

(b)	IFRIC 23 – Uncertainty over income tax treatments

Nature of change

The interpretation explains how to recognize, and measure current and deferred income tax assets and liabilities where there is uncertainty over a tax treatment.

Transition method

The Company has applied the standard from its mandatory adoption date of January 1, 2019. On initial application, the Company applied the interpretation retrospectively with the cumulative effect of initially applying the interpretation as an adjustment to the opening balance of retained earnings. Comparative information has not been restated.

Impacts of adoption

The interpretation affected primarily the accounting for the Company’s uncertain income tax treatments where the likelihood that a taxation authority will not accept such treatments is probable. The impact of the adoption of IFRIC 23 at January 1, 2019 was USD 4,023. The Company also reclassified the amount of USD 6,047 from Provisions to Deferred income taxes.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

6	Net revenue

Accounting policy

Revenue represents the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenue when a performance obligation is satisfied by transferring a promised good or service to a customer. The asset is transferred when the customer obtains control of that asset. To determine the point in time at which a customer obtains control of a promised asset the Company considers the following indicators: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; (iv) the customer has the significant risks and rewards of ownership of the asset; (v) the customer has accepted the asset.

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts, being:

(i) the promise to provide goods to its customers, and (ii) the promise to provide freight services to its customers.

Promise to provide goods: this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterms agreed upon in each of the contracts with customers.

Promise to provide freight service: this performance obligation is satisfied when the freight service contracted to customers is completed.

As a result of the distinct performance obligations identified part of the Company’s revenue is presented as revenue from services. Cost related to revenue from services is presented as “Cost of sales”.

Determining the transaction price and the amounts allocated to performance obligations

The Company has considered the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

For the purpose of determining the transaction price, the entity has mainly fixed prices. However, the Company’s silver streaming arrangement for Cerro Lindo mine has the transaction price linked to silver production, which might change over time. Therefore, it is accounted for as variable consideration. Revenue related to silver streaming sales was not material for the year ended December 31, 2019.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition of net revenues

(i)	Gross revenue reconciliation

	2019	2018	2017
Gross revenues	2,552,275	2,779,008	2,709,236
Revenues from products	2,473,534	2,708,112	2,637,613
Revenues from services	78,741	70,896	71,623
Taxes on sales	(216,550)	(284,316)	(257,347)
Return of products sales	(3,419)	(3,490)	(2,405)
Net revenues	2,332,306	2,491,202	2,449,484

(ii)	Net revenue of products

	2019	2018	2017
Zinc	1,592,050	1,817,139	1,725,719
Lead	259,238	283,861	302,877
Copper	174,697	151,939	174,274
Silver	63,867	66,112	99,179
Other	163,713	101,255	75,812
Net revenues from products	2,253,565	2,420,306	2,377,861

Taxes on sales	216,550	284,316	257,347
Return of products sales	3,419	3,490	2,405
Gross revenue from products	2,473,534	2,708,112	2,637,613

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by currency and destination, is as follows:

(i)	Revenues by destination

	2019	2018	2017
Brazil	625,033	693,409	721,640
Peru	595,601	674,228	696,527
Luxembourg	145,493	172,791	130,723
United States	159,672	141,131	158,060
Switzerland	101,636	126,156	108,798
Japan	71,352	93,474	69,565
Argentina	60,850	90,338	79,463
Korea	95,913	54,894	7,064
Colombia	37,149	51,724	47,734
Chile	80,849	51,215	38,101
Turkey	33,905	48,265	35,522
Austria	39,897	40,531	37,270
Singapore	99,488	37,506	60,857
Germany	20,749	20,906	23,154
China	9,940	9,538	18,172
Italy	9,000	5,327	15,799
Other	145,779	179,769	201,035
Net revenues	2,332,306	2,491,202	2,449,484

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(ii)	Revenues by currency

	2019	2018	2017
US Dollar	1,731,765	1,806,590	1,729,234
Brazilian Real	600,541	684,612	717,032
Other	-	-	3,218
Net revenues	2,332,306	2,491,202	2,449,484

7	Expenses by nature

				2019	2018	2017
	Cost of sales	Selling, general and administrative	Mineral exploration and project development	Total	Total	Total
Raw materials and consumables used	(1,056,426)	(6,668)	-	(1,063,094)	(1,086,974)	(1,037,288)
Third-party services	(401,598)	(96,996)	(75,634)	(574,228)	(471,266)	(326,889)
Depreciation and amortization	(310,254)	(7,614)	(24)	(317,892)	(267,189)	(270,454)
Employee benefit expenses	(161,110)	(74,183)	(18,958)	(254,251)	(262,964)	(279,371)
Other expenses	(15,295)	(31,050)	(18,368)	(64,713)	(86,432)	(86,015)
	(1,944,683)	(216,511)	(112,984)	(2,274,178)	(2,174,825)	(2,000,017)

8	Mineral exploration and Project development

Accounting policy

The Company incurs mineral exploration costs such as exploratory drilling, geological and geophysical studies in order to determine the mineral potential of a given area, which are expensed as incurred.

The Company uses the front-end loading (“FEL”) methodology for project and development management. Development scoping costs and pre-feasibility studies for greenfield and brownfield projects are expensed during FEL 1 and FEL 2 phases, together with research and development costs for the smelting segment, until the project has demonstrated technical feasibility and economic viability.

Development costs are capitalized when the FEL 3 phase starts and the mineral potential and commercial viability of the project can be assessed reliably. Such costs include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, examining and testing extraction and treatment methods, and feasibility studies. Capitalized development costs are presented as property, plant and equipment.

Capitalized development costs are assessed for impairment at least annually or whenever evidences indicate that the assets may be impaired. For purposes of impairment assessment, the development costs are allocated to cash generating units.

(a)	Composition of mineral exploration and project development

	2019	2018	2017
Mineral exploration	(73,759)	(83,182)	(76,161)
Project development (FEL 1 and FEL 2)	(39,225)	(43,096)	(16,537)
	(112,984)	(126,278)	(92,968)

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

9	Other income and expenses, net

	2019	2018	2017
Tax credits (i)	4,721	37,582	57
Remeasurement of environmental obligations (ii)	2,477	12,078	433
Commodities derivative financial instruments	(833)	17,528	(18,785)
Gain (loss) on sale of property, plant and equipment (ii)	(857)	(9,884)	(694)
Gain on sale of investments	-	348	4,588
Contribution to communities	(5,205)	(13,445)	(12,947)
(Provision) reversal of legal claims	(4,424)	(3,671)	258
Mining obligations	(14,012)	(12,637)	(11,498)
Other operating income (expenses), net	(8,888)	(6,440)	(9,299)
	(27,021)	21,459	(47,887)

(i) On October 2018, a final decision by the Regional Federal Court (TRF) granted NEXA BR the right to recover federal tax credits recognized as “Other assets” in the amount of USD 59,686, being USD 33,653 principal amount and recognized at “Other income and expenses, net” and USD 26,033 corresponding to interest and recognized as “Financial income”. The credits recognized will be used to reduce future federal tax payments.

(ii) On May 21, 2018, the Company entered into an agreement to sell assets and transfer certain liabilities of the Fortaleza de Minas facility. The transaction resulted in the recognition of a loss of USD 9,615 on the sale of property, plant and equipment and intangible assets and a gain of USD 13,009 related to the reversal of the related asset retirement obligation.

10	Net financial results

	2019	2018	2017
Financial income
Gains on financial investments	20,909	26,062	21,388
Derivative financial instruments - Note 17 (b)	5,951	-	-
Interest on tax credits – Note 9	5,498	26,033	-
Other financial income	5,271	15,414	8,480
	37,629	67,509	29,868

Financial expense
Interest on loans and financing	(74,635)	(77,647)	(56,434)
Interest on contractual liabilities	(6,526)	(7,294)	(8,184)
Interest on other liabilities	(10,864)	(4,763)	(9,478)
Derivative financial instruments - Note 17 (b)	(4,927)	(2,538)	-
Interest on lease liabilities	(3,416)	-	-
Other financial expenses	(29,223)	(29,420)	(32,073)
	(129,591)	(121,662)	(106,169)

Foreign exchange effects	(12,892)	(148,501)	(53,880)
Net financial results	(104,854)	(202,654)	(130,181)

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

11	Current and deferred income taxes

Accounting policy

The current and deferred taxes on income are calculated based on the tax laws enacted or substantively enacted up to balance sheet date in the countries where the entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation. It establishes provisions where appropriate considering amounts expected to be paid to the tax authorities.

The current income tax is presented net, separated by taxpaying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary differences and/or tax losses can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the near future.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction affects neither the accounting nor the taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income taxes asset is realized or the deferred income tax liability is settled.

Critical accounting estimates and judgments

The Company is subject to income tax in all countries in which it operates. Significant judgment is required in determining the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due and if it is more likely than not that a tax authority will not accept the income tax treatments adopted by the Company, in the cases that there is an uncertainty over the income tax treatments or if the Company have a present legal or constructive obligation as a result of past events. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Reconciliation of income tax benefit (expense)

	2019	2018	2017
(Loss) income before income tax	(215,880)	131,899	271,459
Standard rate (i)	24.94%	26.01%	27.08%

Income tax benefit (expense) at standard rate	53,840	(34,307)	(73,511)
Difference in tax rate of subsidiaries outside Luxembourg	24,698	(11,227)	(19,912)
Special mining levy and special mining tax	(7,431)	(14,565)	(22,766)
Withholding tax on dividends paid by subsidiaries	(9,764)	-	(8,299)
Other permanent tax differences	(4,470)	19,176	18,294
Income tax benefit (expense)	56,873	(40,923)	(106,194)

Current	(46,382)	(71,787)	(125,691)
Deferred	103,255	30,864	19,497
Income tax benefit (expense)	56,873	(40,923)	(106,194)

(i) On April 25, 2019 the Luxembourg Parliament approved the 2019 Budget Law, including a reduction of the corporate income tax rate from 26.01% to 24.94%, effective for year 2019. As NEXA’s tax credits on net operating losses resulting from its standalone activities do not meet the recognition criteria, no deferred tax assets are recognized. As a result, the change did not impact the consolidated income statement, consolidated balance sheet, or the consolidated statement of cash flows.

(b)	Analysis of deferred income tax assets and liabilities

	2019	2018
Tax credits on net operating losses	160,905	106,817
Uncertain income tax treatments - note 5(b)	(9,779)	-
Tax credits on temporary differences
Foreign exchange losses	31,027	50,766
Environmental liabilities	24,293	28,808
Asset retirement obligation	18,751	19,879
Tax, civil and labor provisions	6,962	9,389
Other provisions	7,933	6,443
Provision for obsolete and slow-moving inventory	5,734	5,308
Provision for employee benefits	7,270	5,409
Other	14,381	12,094

Tax debits on temporary differences
Capitalized interest	(28,505)	(11,725)
Depreciation, amortization and asset impairment	(247,552)	(328,834)
Other	(1,757)	(1,798)
	(10,337)	(97,444)

Deferred income tax assets	262,941	201,154
Deferred income tax liabilities	(273,278)	(298,598)
	(10,337)	(97,444)

(c)	Summary of contingent liabilities on income taxes

There are uncertainties and legal proceedings for which it is unlikely that an outflow of resources will be required. In such cases, a provision is not recognized. As of December 31, 2019, the main legal proceedings are related to carryforward calculation of net operating losses, deductibility of foreign exchange losses and expenses. The estimated financial effect of these contingent liabilities is USD 182,380.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(d)	Effects of deferred tax on income statement and other comprehensive income

	2019	2018	2017
Balance at beginning of the year	(97,444)	(100,418)	(107,304)
Effect on income for the year	103,255	30,864	19,497
Effect on other comprehensive income	453	(126)	(4,119)
Impact of the adoption of IFRIC 23	(10,070)	-	-
Foreign exchange gain	(6,531)	(27,764)	(8,492)
Balance at end of the year	(10,337)	(97,444)	(100,418)

12	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the costs of production, however, is denominated in Brazilian Reais (“BRL”) and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

In order to mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for: (i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the board of directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in the Financial Risk Management Policy.

(a)	Market risk

The purpose of the market risk management process is to protect the Company's cash flow against adverse events, such as changes in foreign exchange rates, commodity prices and interest rates.

(i)	Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

All actions related to the market risk management process are intended to protect cash flows in USD, to maintain the ability to pay financial obligations, and comply with liquidity and indebtedness levels defined by management.

Presented below are the financial assets and liabilities in foreign currencies at December 31, 2019. These mainly result from the foreign operations of NEXA BR for which the functional currency is the BRL.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects at note 10.

USD amounts of foreign currency balances	2019	2018
Assets
Cash, cash equivalents and financial investments	350,772	320,069
Derivative financial instruments	19,524	11,205
Trade accounts receivable	27,005	39,000
	397,301	370,274
Liabilities
Loans and financing	119,095	123,471
Derivative financial instruments	21,818	14,222
Trade payables	323	4,689
Lease liabilities	22,020	-
	163,256	142,382

Net exposure	234,045	227,892

(ii)	Interest rate risk

The Company's interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. For further information related to interest rates, refer to Note 25.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact the cash flows of the Company. Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to this index. Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk.

(iii)	Commodity price risk

This risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, producers' inventory levels, the commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the cash flows of the Company. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert fixed prices sales to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

Hedges for mismatches of quotational periods (Book Hedges)

The objective is to hedge quotational periods mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

Hedges for the operating margin of metals (Strategic Hedges)

The objective is to reduce the volatility of the cash flow from LME prices for zinc, copper and silver and ensure a more predicable operating margin. This strategy is carried out through the sale of zinc forward contracts. For NEXA BR, the transaction also involves the sale of USD forward contracts in order to hedge the operating margin in BRL.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and repurchase transactions backed by debentures and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is A+/A1 (local rating scale) or BBB-/Baa3 (global rating scale). In the specific case of financial institutions in Peru where only global rating assessments are available, it will be eligible provided it has a rating of "BBB-" at least by one rating agency.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings were obtained from the rating agencies Standard & Poor's, Moody's and Fitch ratings and are related to commitments in foreign or local currency and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

The ratings used by the Company are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored.

The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments:

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Nexa Resources S.A.
Notes to the consolidated financial statements
At and for year ended December 31, 2019
All amounts in thousands of US dollars, unless otherwise stated

	2019			2018
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	11,243	-	11,243	1,484	-	1,484
AA+	5,997	-	5,997	861	-	861
AA	18	99,853	99,871	24	78,245	78,269
AA-	1	10,869	10,870	-	20,179	20,179
A+	-	156,032	156,032	-	178,730	178,730
A	-	230,084	230,084	-	361,484	361,484
A-	-	38,824	38,824	-	29,162	29,162
BBB+	-	67,467	67,467	-	181,411	181,411
BBB	-	23,552	23,552	-	20,245	20,245
BBB-	-	31,416	31,416	-	83,919	83,919
No rating	3	23,259	23,262	3	77,191	77,194
	17,262	681,356	698,618	2,372	1,030,566	1,032,938

Financial investments
AAA	44,985	-	44,985	51,913	-	51,913
AA+	8,170	-	8,170	10,840	-	10,840
AA	352	-	352	24,965	-	24,965
AA-	656	-	656	-	-	-
No rating	4,612	-	4,612	4,515	-	4,515
	58,775	-	58,775	92,233	-	92,233

Derivative financial instruments
AAA	16,025	-	16,025	3,749	-	3,749
AA	-	1,029	1,029	-	2,164	2,164
A+	-	422	422	-	5,275	5,275
A	-	-	-	-	17	17
A-	-	2,048	2,048	-	-	-
	16,025	3,499	19,524	3,749	7,456	11,205
	92,062	684,855	776,917	98,354	1,038,022	1,136,376

(c)	Liquidity risk

This risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial commitments. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below analyzes the Company's financial liabilities to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts below represent the estimated undiscounted future cash flow, which include interest to be incurred and, accordingly, do not reconcile directly with the amounts presented in the consolidated balance sheet.

25 of 64

Nexa Resources S.A.
Notes to the consolidated financial statements
At and for year ended December 31, 2019
All amounts in thousands of US dollars, unless otherwise stated

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
2019
Loans and financing	91,511	342,095	610,750	842,222	1,886,578
Lease liabilities	17,903	16,361	120	-	34,384
Derivative financial instruments	8,272	6,918	6,577	51	21,818
Trade payables	414,080	-	-	-	414,080
Confirming payable	82,770	-	-	-	82,770
Salaries and payroll charges	58,919	-	-	-	58,919
Dividends payable	6,662	-	-	-	6,662
Related parties	-	834	-	-	834
Asset Retirement Obligation	15,406	26,275	60,406	235,190	337,277
Use of public assets	1,446	3,177	3,581	30,729	38,933
	696,969	395,660	681,434	1,108,192	2,882,255

2018
Loans and financing	91,890	261,186	619,958	897,701	1,870,735
Derivative financial instruments	8,663	4,954	605	-	14,222
Trade payables	387,225	-	-	-	387,225
Confirming payable	70,411	-	-	-	70,411
Salaries and payroll charges	58,166	-	-	-	58,166
Dividends payable	663	-	-	-	663
Related parties	63	1,517	-	-	1,580
Asset Retirement Obligation	12,283	40,171	36,561	198,061	287,075
Use of public assets	1,411	3,092	3,485	33,658	41,646
	630,775	310,920	660,609	1,129,420	2,731,723

(d) Capital management

The Company is subject to financial covenants on its loans and financing. The compliance with the financial covenants is verified by using the gearing ratio, calculated as net debt divided by Adjusted EBITDA.

Net debt is defined as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or minus (iv) the fair value of derivative financial liabilities or assets, respectively. Adjusted EBITDA for capital management calculation uses the same assumptions described in Note 1 for Adjusted EBITDA by segment.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

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Nexa Resources S.A.
Notes to the consolidated financial statements
At and for year ended December 31, 2019
All amounts in thousands of US dollars, unless otherwise stated

The gearing ratio is as follows:

	Note	2019	2018	2017
Loans and financing	26	1,508,557	1,424,867	1,447,299
Cash and cash equivalents	15	(698,618)	(1,032,938)	(1,019,037)
Derivative financial instruments	17	2,294	3,017	3,260
Lease liabilities	25	34,384	-
Financial investments	16	(58,775)	(92,233)	(206,547)
Net debt		787,842	302,713	224,975

Net (loss) income for the year		(159,007)	90,976	165,265
Plus (less):
Share in the results of associates		-	-	(60)
Depreciation and amortization	23, 24 and 25	317,892	267,189	270,454
Net financial results	10	104,854	202,654	130,181
Income tax (benefit) expense	11(a)	(56,873)	40,923	106,194
EBITDA		206,866	601,742	672,034

Exceptional items - note 2		142,133	3,050	(4,515)
Adjusted EBITDA		348,999	604,792	667,519

Gearing ratio (Net debt/Adjusted EBITDA)		2.26	0.50	0.34

13	Financial instruments

Accounting policy

Normal purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, if any, are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or the Company has transferred substantially all of the risks and rewards of ownership. Financial assets at fair value through profit or loss and at fair value through other comprehensive income are subsequently carried at fair value. Financial assets at amortized costs are subsequently measured using the effective interest rate method.

(i)	Amortized cost

Financial assets measured at amortized cost are assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii)	Fair value through profit or loss

Financial assets measured at fair value through profit or loss are assets which an entity manages with the objective of realizing cash flows through the sale of such assets and financial assets that do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(iii)	Fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss.

	2019
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	15	-	698,618	-	698,618
Financial investments	16	-	58,775	-	58,775
Derivative financial instruments	17	-	17,249	2,275	19,524
Trade accounts receivable	19	107,995	69,236	-	177,231
Related parties	22	744	-	-	744
		108,739	843,878	2,275	954,892

	2019
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financing	26	1,508,557	-	-	1,508,557
Lease liabilities	25	34,384	-	-	34,384
Derivative financial instruments	17	-	19,300	2,518	21,818
Trade payables		414,080	-	-	414,080
Confirming payables		82,770	-	-	82,770
Use of public assets (i)		23,279	-	-	23,279
Related parties	22	834	-	-	834
		2,063,904	19,300	2,518	2,085,722

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

	2018
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	15	-	1,032,938	-	1,032,938
Financial investments	16	-	92,233	-	92,233
Derivative financial instruments	17	-	6,885	4,320	11,205
Trade accounts receivable	19	22,146	151,058	-	173,204
Related parties	22	740	-	-	740
		22,886	1,283,114	4,320	1,310,320

	2018
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financing	26	1,424,867	-	-	1,424,867
Derivative financial instruments	17	-	10,155	4,068	14,223
Trade payables		387,225	-	-	387,225
Confirming payables		70,411	-	-	70,411
Use of public assets (i)		22,126	-	-	22,126
Related parties	22	1,580	-	-	1,580
		1,906,209	10,155	4,068	1,920,432

(i) Classified as Other liabilities in the consolidated balance sheet.

14	Fair value estimates

Critical accounting estimates and judgments

The fair value of financial instruments that are not traded in an active market is determined using Valuation techniques. The Company uses judgment to select among a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

(a)	Analysis

The carrying amounts of trade accounts receivable, less impairment losses, confirming payables and advances from customers approximate their fair values. The fair value of loans and financing for disclosure purposes are estimated by discounting the future contractual cash flow at the current market interest rate and adjusted for the Company’s credit risk.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

The main financial instruments and the assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivable and other current assets - considering their nature, terms and maturity, the carrying amounts approximate their fair value.

•	Financial liabilities - these instruments are subject to the usual market interest rates. The fair value was based on the present value of expected future cash disbursement, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk.

•	Derivative financial instruments the fair value of the derivative financial instruments is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange - B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities.

•	Swap contracts - the present value of both the assets and liabilities are calculated through the discount of forecasted cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.

•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.

•	Option contracts - the present value is estimated based on Black model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate. The underlying asset price is the average price of the foreign exchange rate in the fixing month.

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Nexa Resources S.A.
Notes to the consolidated financial statements
At and for year ended December 31, 2019
All amounts in thousands of US dollars, unless otherwise stated

(b)	Fair value by hierarchy

	2019
	Level 1	Level 2	Total
Assets
Cash and cash equivalents	698,618	-	698,618
Financial investments	28,126	30,649	58,775
Derivative financial instruments	-	19,524	19,524
Trade accounts receivable	-	69,236	69,236
	726,744	119,409	846,153
Liabilities
Derivative financial instruments	-	21,818	21,818
Loans and financing (i)	1,199,694	377,855	1,577,549
	1,199,694	399,673	1,599,367

	2018
	Level 1	Level 2	Total
Assets
Cash and cash equivalents	1,032,938	-	1,032,938
Financial investments	39,167	53,065	92,232
Derivative financial instruments	-	11,205	11,205
Trade accounts receivable	-	151,058	151,058
	1,072,105	215,328	1,287,433
Liabilities
Derivative financial instruments	-	14,222	14,222
Loans and financing (i)	1,014,974	390,848	1,405,822
	1,014,974	405,070	1,420,044

(i) Loans and financing are measured at amortized cost. Therefore, the amounts presented in this note do not match with the consolidated balance sheet.

The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

The Company discloses fair value measurements based on their level of the following fair value measurement hierarchy:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets and liabilities traded in active markets at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Company is the current bid price.

Level 2:

Financial instruments not traded in an active market for which fair value is determined using valuation techniques, when all of the significant inputs required to identify the fair value of an instrument are observable. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments are used where available
•	The fair values of interest rate swaps are calculated at the present value of the estimated future cash flow based on observable yield curves; and
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted to present value.

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Nexa Resources S.A.
Notes to the consolidated financial statements
At and for year ended December 31, 2019
All amounts in thousands of US dollars, unless otherwise stated

Other techniques, such as discounted cash flow analysis, are used to determine the fair value for the remaining financial instruments.

Level 3:

Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) are classified as Level 3. As of December 31, 2019, there were no financial assets and liabilities carried at fair value classified as Level 3.

15	Cash and cash equivalents

Accounting policy

Cash and cash equivalents includes cash, bank deposits, and highly liquid short-term investments (investments with an original maturity less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value. Bank overdrafts are shown within loans and financing in current liabilities in the balance sheet.

(a)	Composition

	2019	2018
Cash and banks	299,374	320,069
Term deposits	399,245	712,869
	698,618	1,032,938

The decrease in cash and cash equivalents balance is mainly related to dividends payments in the amount of USD 113,389, and increase in acquisitions of property, plant and equipment.

(b)	Changes in operating assets and liabilities

	2019	2018	2017
Decrease (increase) in assets
Trade accounts receivable	(8,634)	8,537	(63,172)
Inventory	(35,425)	52,472	(15,675)
Other assets	(45,891)	(133,716)	23,143

Increase (decrease) in liabilities
Trade payables	18,823	57,411	47,573
Confirming payables	12,278	(40,613)	8,737
Contractual liabilities	(25,641)	(29,543)	(36,299)
Other liabilities	12,856	32,412	(49,572)
	(71,634)	(53,040)	(85,265)

(c)	Non-cash transactions

The Company has had additions to right-of-use assets and liabilities in the amount of USD 3,114 in 2019. The also has had non-cash additions to property, plant and equipment in the amount of USD 16,473 in 2019. Non-cash additions to property, plant and equipment were not material in prior years.

16	Financial investments

Accounting policy

Financial investments are mainly short-term investments that do not meet the definition of cash and cash equivalents. The financial investments are used as part of the cash-management strategy of the Company and are measured at fair value through profit or loss.

32 of 64

Nexa Resources S.A.
Notes to the consolidated financial statements
At and for year ended December 31, 2019
All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2019	2018
Investment fund quotas	28,126	38,677
Bank deposit certificate	25,540	44,595
Other	5,109	8,961
	58,775	92,233

17	Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value as at the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are only used for risk mitigation purposes and not as speculative investments. When derivatives do not meet the hedge accounting criteria, they are classified as held for trading and accounted for at fair value through profit or loss.

The Company documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and accounted for as hedge accounting were, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

(i)	Cash flow hedge

Derivatives that are designated for hedge accounting recognition are qualified as cash flow hedges when they are related to a highly probable forecasted transaction. The effective portion of the changes in fair value is recognized in shareholders’ equity in "Accumulated other comprehensive income (loss)" and is subsequently reclassified to the income statement in the same period when the hedged expected cash flows affect the income statement.

The reclassification adjustment is recognized in the same income statement line item affected by the highly probable forecasted transaction, while gains or losses related to the non-effective portion are immediately recognized as "Other income and expenses, net".

When a hedging instrument expires, is sold or no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains in shareholders’ equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was previously accounted in shareholders’ equity is immediately transferred to the income statement within "Other income and expenses, net".

(ii)	Fair value hedge

Derivatives that are designated for hedge accounting are qualified as fair value hedges when they are related to assets or liabilities already recognized in the consolidated balance sheet. Changes in the fair values of derivatives that are designated and qualify as fair value hedges and changes in the fair value of the hedged item are recorded in the income statement in the same period.

33 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(iii)	Derivatives not designated as hedging instruments

Changes in the fair value of derivative financial instruments not designated as hedging instruments are recognized immediately in the income statement within "Other income and expenses, net" when related to price risk and within "Net financial results" when related to interest rate or foreign exchange rate risk.

This category includes derivatives contracts entered into in November 2018 by the Company to mitigate its exposure to the foreign currency risk associated with changes in the Brazilian real exchange rate for the majority of the estimated capital expenditures of the Aripuanã project. The transaction involved the purchase of collars in the notional amount of USD 294 million (BRL 1,057 million) which relates to the estimated Aripuanã’s disbursements from 2019 to 2021.

(a)	Fair value by strategy

	2019			2018
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	258,220	(713)	261,020	(557)
			(713)		(557)
Sales of zinc at a fixed price
Zinc forward	ton	15,252	(1,043)	10,566	(858)
			(1,043)		(858)
Inflation risk
Three-month LIBOR vs. Brazilian interbank interest rate swap	USD	90,000	(1,413)	-	-
Brazilian inflation vs. Brazilian interbank interest rate swap	BRL	226,880	1,482	-	-
			69		-
Foreign exchange risk
Foreign exchange collars (USD)	BRL	653,148	(607)	1,056,922	(1,602)
			(607)		(1,602)

			(2,294)		(3,017)
Current assets			4,835		7,385
Non-current assets			14,689		3,820
Current liabilities			(8,276)		(8,662)
Non-current liabilities			(13,542)		(5,560)

(b) Changes in fair value

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized gain (loss)
Mismatches of quotational periods	504	(9,631)	4,791	(231)		1,332	(3,079)
Sales of zinc at a fixed price				(602)			(417)
Inflation risk USD					(1,413)		-
Inflation risk BRL					1,443		(40)
Foreign exchange risk					994
	504	(9,631)	4,791	(833)	1,024	1,332	(3,536)

34 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

18	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financing, and derivative financial instruments. The main sensitivities are the exposure to changes of the US Dollar exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, the US Dollar coupon and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios at December 31, 2019 are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2019, according to the base scenario defined by the Company for March 31, 2020.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2019.
•	Scenario III: considers a change of + or -50% in the market forward yield curves as of December 31, 2019.

					Impacts on income statement								Impacts on statement of comprehensive income
					Scenario I				Scenarios II and III				Scenario I	Scenarios II and III
Risk factor	Cash and cash equivalents and financial investments	Loans and financing	Principal of derivative financial instruments	Unit	Quotation at December 31, 2019	Changes from 2019		Results of scenario I	-25%	-50%	+25%	+50%	Results of scenario I	-25%	-50%	+25%	+50%
Foreign exchange rates
BRL	76,038	119,095	-	BRL	4.0307	2.06%		-	-	-	-	-	887	10,764	21,259	(10,764)	(21,529)
EUR	179	-	-	EUR	1.1240	(0.36)%		(1)	(45)	(90)	45	90	-	-	-	-	-
PEN	34,563	-	-	PEN	3.3253	0.74%		257	(8,641)	(17,281)	8,641	17,281	-	-	-	-	-

Interest rates
BRL - CDI	75,722	19,989	1,242,791	BRL	4.40%	(16	)bps	14	1,034	2,241	(883)	(1,637)	-	-	-	-	-
USD - LIBOR	-	90,000	717,071	USD	1.91%	2	bps	(17)	388	809	(358)	(689)	-	1	2	(1)	(2)
US Dollar coupon	-	-	271,430	USD	2.41%	(19	)bps	(31)	(159)	(323)	156	310	-	-	-	-	-

Price - commodities
Zinc	-	-	273,472	TON	2,293	4.67%		(5,482)	29,368	58,736	(29,368)	(58,736)	545	(2,917)	(5,835)	2,917	5,835

35 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

19	Trade accounts receivable

Accounting policy

Trade accounts receivable are amounts due from customers for goods sold in the ordinary course of the Company’s business.

Trade accounts receivable are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when related to the Company’s accounts receivable portfolio that is included in a true sale program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivable within this program are derecognized since the contractual rights to receive the cash flows of the assets are transferred to the counterparty.

(ii) Fair value through profit or loss when related to sales that are subsequently adjusted to changes of LME prices. These accounts receivable do not meet the solely payments of principal and interest (SPPI) criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

(iii) Amortized cost using the effective interest rate method, less impairment, when the receivable does not meet the aforementioned classification.

Credit risk can arise from non-performance by counterparties of their contractual obligations to the Company. To ensure an effective evaluation of credit risk, management applies procedures related to the application for credit granting and approvals, renewal of credit limits, continuous monitoring of credit exposure in relation to established limits and events that trigger requirements for secured payment terms. As part of the Company’s process, the credit exposures with all counterparties are regularly monitored and assessed.

The Company applied the IFRS 9 simplified approach to measure the impairment losses for trade accounts receivable. This approach requires the use of the lifetime expected credit losses on its trade accounts receivable measured at amortized cost. To calculate the lifetime expected credit losses the Company used a provision matrix and forward-looking information. The additions to impairment of trade accounts receivable are included in selling expenses. Trade accounts receivable are generally written off when there is no expectation of recovering additional cash.

36 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2019	2018
Trade accounts receivable	175,948	174,931
Related parties	3,620	963
Impairment of trade accounts receivable	(2,337)	(2,690)
	177,231	173,204

(b)	Changes in impairment of trade accounts receivable

	2019	2018
Balance at the beginning of the year	(2,690)	(2,146)
Additions	(805)	(1,238)
Reversals	1,085	428
Foreign exchange gains (losses)	73	266
Balance at the end of the year	(2,337)	(2,690)

(c)	Analysis by currency

	2019	2018
Brazilian Real	26,817	39,000
US Dollar	149,348	133,689
Other	1,066	515
	177,231	173,204

(d)	Aging of trade accounts receivable

	2019	2018
Current	150,134	146,064
Up to 3 months past due	26,810	28,366
From 3 to 6 months past due	135	455
Over 6 months past due	2,489	1,009
	179,568	175,894
Impairment	(2,337)	(2,690)
	177,231	173,204

20	Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). Variable production overhead costs are included in inventory cost based on actual level of production. The net realizable value is the estimated selling price in the ordinary course of business, less any additional selling expenses. Imports in transit are stated at the accumulated cost of each import. A provision for obsolete inventory - finished products, semi-finished products, raw materials and auxiliary materials - is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification. Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined on the basis of 20% of the carrying amount for each six-month period without use or sale.

37 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2019	2018
Finished products	106,595	106,245
Semi-finished products	89,239	52,534
Raw materials	50,848	64,582
Auxiliary materials and consumables	76,974	69,781
Inventory provisions	(28,398)	(23,437)
	295,258	269,705

(b)	Changes to the provision of the year

	2019	2018
Balance at the beginning of the year	(23,437)	(20,736)
Additions	(16,171)	(12,703)
Reversals	11,077	9,260
Exchange variation gains	133	742
Balance at the end of the year	(28,398)	(23,437)

21	Other assets

	2019	2018
Recoverable taxes (i)	201,522	183,628
Advances to third parties (ii)	19,942	2,472
Prepaid expenses	11,678	8,556
Judicial deposits	7,281	9,230
Other assets	45,288	39,429
	285,711	243,315
Current assets	140,984	122,857
Non-current assets	144,727	120,458

(i) The increase in recoverable taxes is mainly due to a lower level of value added taxes (VAT) payable in the Company’s Brazilian operations.

(ii) The increase in advances to third parties is related to advances in the amount of USD 9,408 to service providers in Peru and advances in the amount of USD 8,825 to a third-party ore supplier in Brazil.

38 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

22	Related parties

	Trade accounts receivable		Related parties’ assets		Trade payables		Dividends payable		Related parties’ liabilities
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Assets and liabilities
Parent
Votorantim S.A. (i)	-	-	3	3	517	478	-	-	-	-

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	-	1,415	-	-	-	-	-
Companhia Brasileira de Alumínio	1,812	214	-	-	341	-	-	-	11	12
Votorantim Cimentos S.A.	1,518	623	738	737	48	85	-	-	-	-
Votener - Votorantim Comercializadora de Energia Ltda.	290	-	-	-	7,172	2,060	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	500	-	-	-	-	-
Other	-	126	3	-	1,352	785	6,662	663	823	1,568
	3,620	963	744	740	11,345	3,408	6,662	663	834	1,580

Current	3,620	963	-	-	11,345	3,408	6,662	663	-	63
Non-current	-	-	744	740	-	-	-	-	834	1,517
	3,620	963	744	740	11,345	3,408	6,662	663	834	1,580

	Sales			Purchases			Financial results
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Profit and loss
Parent
Votorantim S.A. (i)	26	-	-	6,176	3,649	3,651	-	-	-

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	5,046	-	-	-	-	-
Companhia Brasileira de Alumínio	2,157	39	2,125	1,964	1,626	36,912	-	-	1,012
Votener - Votorantim Comercializadora de Energia Ltda.	3,288	2,115	-	9,596	10,054	13,510	-	-	-
Votorantim Cimentos S.A.	196	173	138	2,186	365	365	-	-	-
Votorantim International CSC S.A.C	-	-	-	5,584	4,136	5,522	-	-	-
Other	510	-	-	1,581	784	1,134	-	-	-
	6,177	2,327	2,263	32,133	20,614	61,094	-	-	1,012

39 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(i) The Company entered into an agreement with VSA on September 4, 2008, for services provided by the Center of Excellence (“CoE”) of VSA related to administrative activities, human resources, back office, accounting, taxes, technical assistance, and training, among others. Under a cost sharing agreement, the Company reimburses VSA for the expenses related to these activities in respect of the Company.

(ii) As part of the execution of the Aripuanã project, the Company entered into a mining development services agreement in the amount of USD 65,944 with Andrade Gutierrez Engenharia S.A., in which one of the Company director’s close family member has significant influence. The contract was executed in accordance with customary market terms.

(a)	Key management compensation

Key management includes the members of the Company's global executive team and Board of directors. Key management compensation, including all benefits, was as follows:

	2019	2018
Short-term benefits	6,727	7,225
Other long-term benefits	660	1,039
	7,387	8,264

Short-term benefits include fixed compensation, payroll charges and short-term benefits under the Company’s variable compensation program. Other long-term benefits relate to the variable compensation program.

23	Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at the historical cost of acquisition or construction less accumulated depreciation and any recognized impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition and construction of the assets.

Subsequent costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and they can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Replacement costs are included in the carrying amount of the asset when it is probable that the Company will realize future economic benefits in excess of the benefits expected from the asset in its current condition. Replacement costs are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their costs to their residual values over their estimated useful lives.

The assets' residual values and useful lives are reviewed annually and adjusted if appropriate.

An asset's carrying amount is reduced to its recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company in order to determine the recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other income and expenses, net" in the income statement.

Loans and financing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably.

40 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

Stripping costs

In its surface mining operations, the Company must remove overburden and other waste to gain access to mineral ore deposits. The removal process is referred to as stripping. During the development of a mine, before production commences, when the stripping activity improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, a stripping activity asset is capitalized as part of the investment in the construction of the mine, accounted for as part of property, plant and equipment, and subsequently depreciated over the life of the mine on a units of production basis.

Stripping costs incurred during the production phase of operations are treated as a production cost that forms part of the cost of inventory.

Exploration and development costs

Refer to note 8 for the Company’s accounting policy related to exploration and development costs for mining projects.

Asset retirement obligation

An asset retirement obligation is an obligation related to the permanent removal from service of a tangible long-lived asset that results from the acquisition, construction or development, or the normal operations of a tangible long-lived asset. At the initial recognition of an asset retirement obligation and at the periodical revisions of the expected disbursements and the discount rate, the changes in the liability are charged to property, plant and equipment.

The capitalized amount recognized in property, plant and equipment is depreciated based on the useful life of the underlying asset. Any reduction in the provision that exceeds the carrying amount of the asset, is immediately recognized in the income statement as "Other income and expenses, net".

Impairment

Refer to note 31 for the Company’s accounting policy related to impairment of property, plant and equipment.

41 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

	2019
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total
Balance at the beginning of the year
Cost	1,002,885	2,357,254	349,069	175,506	243,629	51,142	4,179,485
Accumulated depreciation	(452,560)	(1,554,728)	-	(91,874)	(86,904)	(24,968)	(2,211,034)
Net balance	550,325	802,526	349,069	83,632	156,725	26,174	1,968,451

Additions (i) (ii)	47	508	410,253	776	1,529	32	413,145
Disposals	(569)	(2,388)	(315)	-	(88)	(2,833)	(6,193)
Depreciation	(50,295)	(134,092)	-	(5,971)	(2,297)	(1,418)	(194,073)
Impairment loss - Note 31	(15,225)	(27,458)	-	-	-	-	(42,683)
Foreign exchange effect	(11,169)	(13,431)	(9,801)	(2,115)	-	(718)	(37,234)
Transfers – Note 24 (a)	65,545	129,167	(214,114)	-	12,239	2,381	(4,782)
Reclassification - note 5 (a)	-	(2,278)	-	-	-	-	(2,278)
Remeasurement of asset retirement obligation	-	-	-	28,337	-	-	28,337
Balance at the end of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690

Cost	1,027,045	2,399,957	535,092	201,892	261,117	45,035	4,470,138
Accumulated depreciation	(488,386)	(1,647,403)	-	(97,233)	(93,009)	(21,417)	(2,347,448)
Balance at the end of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690

Average annual depreciation rates %	4	7	-	5	8	-

42 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

	2018
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total
Balance at the beginning of the year
Cost	1,030,686	2,422,254	235,501	178,662	243,938	59,545	4,170,586
Accumulated depreciation	(453,140)	(1,504,433)	-	(101,527)	(85,455)	(29,517)	(2,174,072)
Net balance	577,546	917,821	235,501	77,135	158,483	30,028	1,996,514

Additions (i)	2,613	2,878	294,229	-	-	53	299,773
Disposals	(3,207)	(6,985)	(1,148)	-	-	(691)	(12,031)
Depreciation	(48,072)	(131,099)	-	(4,592)	(1,931)	(1,771)	(187,465)
Impairment loss	-	-	(3,283)	-	-	-	(3,283)
Foreign exchange effect	(42,117)	(58,574)	(28,827)	(9,688)	-	(2,637)	(141,843)
Transfers – Note 24 (a)	63,562	78,485	(147,403)	-	173	1,192	(3,991)
Remeasurement of asset retirement obligation	-	-	-	20,777	-	-	20,777
Balance at the end of the year	550,325	802,526	349,069	83,632	156,725	26,174	1,968,451

Cost	1,002,885	2,357,254	349,069	175,506	243,629	51,142	4,179,485
Accumulated depreciation	(452,560)	(1,554,728)	-	(91,874)	(86,904)	(24,968)	(2,211,034)
Balance at the end of the year	550,325	802,526	349,069	83,632	156,725	26,174	1,968,451

Average annual depreciation rates %	-	4	7	-	5	8	-

(i) Additions include capitalized borrowing costs in the amount of USD 8,719 for the year ended December 31, 2019 (December 31, 2018 – USD 10,037).

(ii) Increase in Assets and projects under construction is mainly due to the execution of Aripuanã project.

43 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

24	Intangible assets

Accounting policy

Goodwill

Goodwill arising from business combinations is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net assets acquired. Goodwill is not amortized but is tested for impairment annually and whenever circumstances indicate that the carrying amount may not be recovered. Refer to note 31 for the Company’s impairment accounting policy.

Rights to use natural resources

Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized as a cost of production using the units of production method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations.

The Company selected the physical unit model to compute amortization expenses under the units of production method. This model consists of amortization being calculated based on actual ore produced during the period compared to the total ore expected to be produced over the life of mine.

For purposes of impairment assessment, rights to use natural resources are allocated to cash generating units. Refer to note 31 for the Company’s impairment accounting policy.

Critical accounting estimates and judgments - Quantification of mineral reserves and resources for useful life calculation

The Company classifies measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

The useful life determination applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be derived by the Company and is based on the estimated life of mine. Any changes to life of mine, based on new information regarding estimates of mineral reserves and mineral resources and mining plan, may affect prospectively the life of mine and amortization rates.

The estimation process of mineral reserves and mineral resources is based on a technical evaluation, which includes geological, geophysics, engineering, environmental, legal and economic estimates and may have relevant impact on the economic viability of the mineral reserves and mineral resources. These estimates are reviewed periodically, and any changes are reflected in the expected life of mine. Management is confident based on testing, continuity of the ore bodies and conversion experience that a part of the inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, and such inferred resources may also be classified as proven and probable mineral reserves. Where the Company can demonstrate the expected economic recovery with a high level of confidence, inferred resources are included in the calculation of amortization.

However, the future conversion of inferred resources is inherently uncertain and involves judgement and estimates that could have a material impact on the Company’s results of operations.

44 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

	2019
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	674,800	1,669,645	56,853	2,401,298
Accumulated amortization	-	(620,600)	(38,237)	(658,837)
Net balance	674,800	1,049,045	18,616	1,742,461

Additions	-	-	56	56
Disposals	-	-	(377)	(377)
Amortization	-	(105,262)	(2,332)	(107,594)
Impairment loss - Note 31	-	(99,450)	-	(99,450)
Transfers – Note 23 (a)	-	-	4,782	4,782
Foreign exchange effect	(155)	(541)	(656)	(1,352)
Balance at the end of the year	674,645	843,792	20,089	1,538,526

Cost	674,645	1,569,504	59,409	2,303,558
Accumulated amortization	-	(725,712)	(39,320)	(765,032)
Net balance at the end of the year	674,645	843,792	20,089	1,538,526

Average annual amortization rates %	-	6	19

	2018
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	673,287	1,672,931	62,084	2,408,302
Accumulated amortization	-	(543,927)	(41,656)	(585,583)
Net balance	673,287	1,129,004	20,428	1,822,719
Disposals	-	(17)	(11)	(28)
Amortization	-	(77,792)	(1,932)	(79,724)
Transfers – Note 23 (a)	-	1,463	2,528	3,991
Foreign exchange effect	1,513	(3,613)	(2,397)	(4,497)
Balance at the end of the year	674,800	1,049,045	18,616	1,742,461

Cost	674,800	1,669,645	56,853	2,401,298
Accumulated amortization	-	(620,600)	(38,237)	(658,837)
Net balance at the end of the year	674,800	1,049,045	18,616	1,742,461

Average annual amortization rates %	-	6	19	-

25	Right-of-use assets and lease liabilities

Accounting policy

Right-of-use assets represents the right to use an underlying asset for the lease term and lease liabilities represents the Company’s obligation to make lease payments arising from the lease.

Lease terms are negotiated on an individual asset basis and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

45 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

The Company accounts for non-lease components such as service costs separately, whenever applicable. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that we will exercise that option, the financial effect is included in the measurement of the contract.

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. At December 31, 2019, interest rates were between 6.67% to 11.39% for Brazil and 3.98% to 5.49% for Peru.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset also includes any lease payments made and it is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis. Amortization expenses are classified either in cost of sales or administrative expenses based on the designation of the related assets.

46 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Right-of-use assets - Changes in the year

	2019
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
At January 1	4,312	8,536	5,846	22,827	41,521
New contracts	2,525	181	-	811	3,517
Amortization	(1,569)	(2,878)	(3,675)	(8,103)	(16,225)
Reclassification – Note 5 (a)	-	2,278	-	-	2,278
Foreign exchange effect	(1)	(715)	-	(828)	(1,544)
At the end of the year	5,267	7,402	2,171	14,707	29,547

Average annual amortization rates %	24	35	63	36

(b)	Lease liabilities - Changes in the year

2019
At January 1	41,450
New contracts	3,517
Payments of lease liabilities	(13,280)
Interest paid	(3,259)
Interest accrued	3,418
Reclassification – Note 5 (a)	3,087
Foreign exchange effect	(549)
At the end of the year	34,384
Current liabilities	16,474
Non-current liabilities	17,910

(c)	Maturity profile

	2019
	2020	2021	2022	2023	As from 2024	Total
U.S. Dollar	12,436	6,697	6,338	866	83	26,420
Real	5,467	1,412	550	498	37	7,964
	17,903	8,109	6,888	1,364	120	34,384

26	Loans and financings

Accounting policy

Loans and financings are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement as interest expense over the period of the loans using the effective interest rate method.

Loans and financings are classified as current liabilities unless the Company has the unconditional right to defer repayment of the liability for at least 12 months after the reporting period.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs.

To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

47 of 64

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

				2019	2018
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds - USD	Fixed + 5.13%	8,680	1,035,068	1,043,748	1,042,571
Debt with banks	LIBOR + 1.27%	-	197,926	197,926	197,292
	TJLP + 2.82%
BNDES	SELIC + 3.10%	7,454	87,841	95,295	89,925
	TLP - IPCA + 5,22%
Debentures	107.50% CDI	6,952	13,313	20,265	28,188
Export credit note	LIBOR + 1,54%	811	96,567	97,378	-
Other		9,252	44,693	53,945	66,891
		33,149	1,475,408	1,508,557	1,424,867

Current portion of long-term loans and financing (principal)		21,196
Interest on loans and financings		11,953

(b)	Maturity profile

	2019
	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	8,680	-	-	341,828	-	693,240	1,043,748
Debt with banks	-	79,195	79,254	39,477	-	-	197,926
BNDES	7,454	9,035	14,353	14,353	14,006	36,094	95,295
Debentures	6,952	6,656	6,657	-	-	-	20,265
Export credit note	811	198	197	199	95,973	-	97,378
Other	9,252	9,184	8,033	8,023	7,737	11,716	53,945
	33,149	104,268	108,494	403,880	117,716	741,050	1,508,557

(c)	Changes in the year

	2019	2018
Balance at the beginning of the year	1,424,867	1,447,299
New loans and financing	105,974	292,901
Payments of loans and financings	(19,437)	(295,104)
Foreign exchange effect	(1,114)	(5,777)
Gain on debt modification	-	(3,428)
Reclassification - note 5(a)	(3,490)	-
Interest accrual	73,561	61,385
Interest paid	(71,804)	(72,409)
Balance at the end of the year	1,508,557	1,424,867

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(d)	Analysis by currency

			2019	2018
	Current	Non-current	Total	Total
USD	17,125	1,372,337	1,389,462	1,301,395
BRL	16,024	103,071	119,095	123,472
	33,149	1,475,408	1,508,557	1,424,867

(e)	Analysis by index

			2019	2018
	Current	Non-current	Total	Total
Fixed rate	8,989	1,035,575	1,044,564	1,047,245
LIBOR	8,333	337,268	345,601	255,333
TLP	6,063	47,649	53,712	58,486
BNDES SELIC	867	25,103	25,970	19,447
CDI	6,952	13,313	20,265	28,188
TJLP	1,833	16,500	18,333	16,168
Other	112	-	112	-
	33,149	1,475,408	1,508,557	1,424,867

(f)	Bonds

On May 4, 2017, NEXA issued an aggregate principal amount of USD 700,000 in unsecured bonds set to mature in 2027 at an interest rate of 5.375% per year. The proceeds from this offering were used to repay a portion of existing consolidated debt with banks, thereby extending the maturity of outstanding debt. These securities are guaranteed by NEXA BR, NEXA PERU and NEXA CJM.

On March 28, 2013, NEXA PERU conducted a bond offering in the international market for USD 350,000, at an annual fixed interest rate of 4.625% to be paid semi-annually. These financial instruments have a term of ten years and will be redeemed on March 28, 2023.

(g)	Loans

On May 22, 2018, the Company entered into a term loan agreement in the principal amount of USD 100,000, maturing in May 2023 and with a cost of six-month LIBOR plus 1.27% p.a. Proceeds from this transaction were used to prepay a term loan with interest rate of three-month Libor plus 2.55% p.a. No gain or loss were recognized on the early payment of the debt. This loan is guaranteed by NEXA CJM and NEXA BR.

On June 27, 2018, the Company entered into an export credit agency (ECA) facility, amounting to USD 62,500. The proceeds of this facility were used to finance the purchase of machinery and equipment. The facility matures in June 2026 and has an interest rate of six-month LIBOR plus 1.10% p.a.

(h)	Renegotiation of debt in prior years

On May 22, 2018, the Company renegotiated a term loan with principal amount of USD 100,000, maturity of November 2021 and cost of six-month LIBOR plus 2.50% p.a. The renegotiated debt with the same counterparty has a maturity of May 2023 and a cost of six-month LIBOR plus 1.27% p.a.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

This transaction was accounted for as debt modification due to non-substantial modifications made to the original debt and a gain of USD 3,428 was recognized in Net financial results. This loan is guaranteed by NEXA CJM and NEXA BR.

On December 27, 2018, NEXA BR renegotiated contractual terms with BNDES comprising loans of a total principal amount of USD 58,990 (equivalent to BRL 228,573), original maturity dates from 2019 until 2023 and subjected to interest rates of TJLP plus spread (between 2.36% and 2.48% p.a.) or SELIC plus spread (between 2.48% to 2.72% p.a.). The renegotiated debts with the same counterparty have the final maturity in December 2028 and are subjected to a cost of TLP plus spread (between 2.09% to 2.29% p.a.) and replaces the guarantor from VSA to NEXA. This transaction was accounted for as a debt extinguishment due to the substantial modifications made to the original debt and no gain or loss was recognized in the income statement.

(i)	Interest rate swap

On January 2019, the Company entered into a ten-year interest rate swap in the notional amount of USD 58,233 (equivalent to BRL 226,880) to change the Brazilian inflation component (“IPC-A”) of financing arrangements with BNDES to 53.04% of the Brazilian interbank rate (“CDI”). In accordance with the Company’s accounting policy, the fair value adjustment of this derivative financial instrument is accounted for in “Net financial results”.

(j)	Revolving credit facility

The Company has a revolving credit facility with a syndicate of lenders that was issued on October 25, 2019, which allows the Company to borrow up to USD 300,000. The revolving credit facility is to be used for general corporate purposes and provides the Company with increased liquidity and additional flexibility. The revolving credit facility has a term of five years and the amounts drawn are subject to an interest rate of 1.0% + LIBOR 3M. The transaction costs were capitalized and amortized over the contractual term impacting the financial results. At December 31, 2019, the Company has not used this revolving credit facility.

(k)	Export credit note

On October 23, 2019, in order to expand short-term liquidity in Brazil, the Company entered into an Export Credit Note agreement in the principal amount of USD 90,000 and cost of three-month Libor + 1.5% p.a., with a maturity of 5 years. Simultaneously, the Company contracted a swap to exchange the interest index to CDI rate + 1.30% p.a., as well as the currency of debt service repayments from USD to BRL. The Company accounted for the Export Credit Note under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used.

(l)	Guarantees and covenants

At December 31, 2019, NEXA is the guarantor of NEXA BR’s loans with BNDES in the amount of USD 95,925.

The Company has borrowings that are subject to financial covenants at the consolidated level, such as: (i) the gearing ratio (net debt/adjusted EBITDA); (ii) the capitalization ratio (total debt/total debt + shareholders’ equity or shareholders’ equity/total assets); and (iii) interest coverage ratio (cash + adjusted EBITDA/interest + short-term debt). When applicable, these compliance obligations are standardized for all borrowing agreements. No changes to the contractual guarantees or to the financial covenants occurred in year ended December 31, 2019. At December 31, 2019, the Company was in compliance with all applicable covenants.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

27	Asset retirement and environmental obligations

Accounting policy

Provision is made for asset retirement obligation, restoration and environmental costs when the liability arises due to the development or mineral production of an operating asset, based on the net present value of estimated closure costs. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work.

The cash flows are discounted to present value using a credit risk-adjusted rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in net financial results. Difference in the settlement amount of the liability are recognized in the income statement.

Critical accounting estimates and judgments - Asset retirement obligations

The initial recognition and the subsequent revisions of the asset retirement obligation considers critical future closure costs estimates and several assumptions such as interest rates, inflation and useful lives of the assets. These estimates are reviewed quarterly by the Company.

Cost estimates can vary in response to many factors of each site that include timing, expected life of mine, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, among others.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future financial results and balance sheet position. At December 31, 2019, the credit risk-adjusted rate used for Peru was between 5.2% to 7.8% (2018: 3.4% to 9.5%) and for Brazil was between 3.5% to 5.3% (2018: 3% to 5.4%).

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

	Asset retirement	Environmental	2019	2018
	obligation	Obligations	Total	Total
Balance at the beginning of the year	185,553	84,730	270,283	283,280
Addition	777	-	777
Payments	(2,893)	(11,657)	(14,550)	(4,678)
Foreign exchange effect	(1,258)	(3,043)	(4,301)	(27,396)
Interest accrual	9,528	3,897	13,425	20,703
Remeasurement discount rate	(1.158)	(2,477)	(3,635)	13,492
Changes in amount and time of cash flows (i)	31,828	-	31,828	-
Reversals	-	-	-	(15,119)
Balance at the end of the year	222,377	71,450	293,827	270,282
Current liabilities	-	19,001	19,001	20,357
Non-current liabilities	222,377	52,449	274,826	249,925

(i) As part of its annual asset retirement obligation review, the Company increased its expectation of disbursements on decommissioning obligations in certain operations. Property, plant and equipment has been increased by the same amount.

28	Provisions

Accounting policy

Provisions for legal claims and judicial deposits

Provisions for legal claims are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. The provisions are periodically estimated, and the likelihood of losses is supported by the Company's legal counsel.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as "Financial expenses".

When a claim is secured by a judicial deposit, the Company offsets the provision with the judicial deposit amount in the consolidated balance sheet. However, the Company also has judicial deposits for claims for which the likelihood of loss is possible or remote and for which no provision is recognized. In such cases, these amounts are recognized as outstanding judicial deposits in the Company’s assets.

Critical accounting estimates – Provisions for legal claims

The Company is part of ongoing labor, civil, tax and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by the positions of external legal counsel, and require a high level of judgment regarding the matters involved. Income taxes claims are discussed at the current and deferred income taxes section (Note 10).

Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s financial statement. The Company does not recognize a liability because it is unlikely that an outflow of resources will be required or because the amount of the liability cannot be reliably calculated.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

	2019			2018
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(2,449)	10,197	7,748	(2,048)	14,116	12,068
Labor	(3,071)	16,850	13,779	(4,258)	16,446	12,188
Civil	(832)	1,893	1,061	(746)	2,117	1,371
Environmental	-	3,483	3,483	-	5,014	5,014
	(6,352)	32,423	26,071	(7,052)	37,693	30,641

The outstanding judicial deposits of the Company as of December 31, 2019 are USD 7,281 (2018: USD 9,230).

(b)	Changes in the year

					2019	2018
	Tax	Labor	Civil	Environmental	Total	Total
Balance at beginning of the year	12,068	12,188	1,371	5,014	30,641	57,881
Additions	4,218	6,016	404	1,374	12,012	21,902
Reversals	(1,311)	(4,546)	(383)	(2,593)	(8,833)	(46,993)
Interest accrual	522	1,454	91	(19)	2,048	2,499
Payments	(2,723)	(2,030)	(240)	(270)	(5,263)	-
Foreign exchange effect	1,489	(310)	(52)	(23)	1,104	(4,514)
Adoption of IFRIC 23 – Note 5(b)	(6,047)	-	-	-	(6,047)	-
Other	(468)	1,007	(130)	-	409	(134)
Balance at the end of the year	7,748	13,779	1,061	3,483	26,071	30,641

(c)	Summary of contingent liabilities

The Company is a party to other litigation involving a risk of possible loss, for which no provision has been recognized, as detailed below:

	2019	2018
Tax	196,031	137,170
Labor	39,918	39,079
Civil	21,549	20,130
Environmental	112,920	119,747
	370,418	316,126

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the Peruvian internal revenue services, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 97,020.

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 17,932.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenue Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 5,589.

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 29,098.
•	The tax rate applied to interstate sales for manufactured goods with imported content. The estimated financial effect of this contingent liability is USD 4,055.
•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 7,830.

(ii)	Comments on contingent labor liabilities

Include several claims filed by former employees, third parties and labor unions, mostly claiming the payment of indemnities on dismissals, health hazard premiums and hazardous duty premiums, overtime and commuting hours, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses and work accidents. The individual amount of the claims are not material.

(iii)	Comments on contingent civil liabilities

The main contingent civil liability is related to indemnity lawsuits against the Company alleging property damage, pain and suffering. The estimated financial effect of this contingent liability is USD 10,294.

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River near the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 95,664.

29	Contractual liabilities

In 2016, the Company entered into a silver streaming arrangement, which consisted of an upfront payment of USD 250,000 for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit. The prepaid amount was recognized as a contractual liability and the corresponding revenue is recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

The changes in the contractual liabilities are shown below:

	2019	2018
Balance at the beginning of the year	199,637	221,885
Revenue recognition upon ore delivery	(25,660)	(29,543)
Accretion for year	6,545	7,295
Balance at the end of year	180,522	199,637
Current	26,351	31,992
Non-current	154,171	167,645

30	Shareholders’ equity

Accounting policy

Common shares are classified in shareholders’ equity. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account. Each time the repayment of a share premium is decided, such repayment shall be done pro-rata to the existing shareholders.

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

Shares repurchased under the Company’s buyback program and that are not cancelled, are reported as treasury shares and are deducted from shareholders’ equity. These shares are also deducted in earnings per share calculation.

(a)	Capital

As of December 31, 2019, the outstanding capital of USD 133,320 (2018: 133,320) is comprised of 133,320 thousand subscribed and issued common shares (2018: 133,320 thousand), with par value of US$ 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)	Treasury shares

On September 20, 2018, the Company’s Board of Directors approved a share buyback program to repurchase up to USD 30,000 of its outstanding common shares, over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019. The repurchased shares will not be cancelled but held in treasury at this time. As of December 31, 2019, the Company had repurchased USD 9,435, corresponding to 881,922 shares.

(c)	Share premium

The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of Directors.

(d)	Additional paid in capital

Additional paid in capital arises from transactions recognized in equity that do not qualify as capital or share premium in accordance with Luxembourg Commercial Companies Act and, therefore, cannot be distributed to the shareholders of the Company.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(e)	Accumulated other comprehensive income (loss)

The changes in the accumulated other comprehensive income (loss) are as follows:

	Cumulative translation adjustment	Remeasurements of retirement benefits	Hedge accounting	Total
At January 01, 2017	(89,087)	3,327	(9,980)	(95,740)
Translation adjustment on foreign investments	(10,742)	-	-	(10,742)
Cash flow hedge accounting	-	-	12,556	12,556
Remeasurements of retirement benefits	-	(3,327)	-	(3,327)
At December 31, 2017	(99,829)	-	2,576	(97,253)
Translation adjustment on foreign investments	(9,959)	-	-	(9,959)
Cash flow hedge accounting	-	-	(2,192)	(2,192)
At December 31, 2018	(109,788)	-	384	(109,404)
Translation adjustment on foreign investments	(54,765)	-	-	(54,765)
Cash flow hedge accounting	-	-	879	879
At December 31, 2019	(164,553)	-	1,263	(163,290)
Attributable to non-controlling interests				(23,034)
Attributable to NEXA's shareholders				(140,256)

(f)	Earnings per share

Basic earnings per share are computed by dividing the net income attributable to the NEXA’s shareholders by the average number of outstanding shares for the year. Diluted earnings per share is computed in a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be dilutive. The Company does not have any dilutive shares and consequently the basic and diluted earnings per share are the same.

	2019	2018	2017
Net income(loss) for the year attributable to NEXA's shareholders	(146,626)	74,860	126,885
Weighted average number of outstanding common shares (thousands)	132,622	133,313	116,527
Earnings per share in US Dollars	(1.11)	0.56	1.09

(g)	Karmin acquisition agreement

The Company, through its subsidiary Votorantim Metals Canada Inc., acquired Karmin Exploration Inc. (“Karmin”), a public company listed on the TSX Venture Exchange (Canada) and the Lima Stock Exchange (Peru), for an aggregate acquisition price of USD 70,000. Karmin indirectly held the minority 30.0% interest of Mineração Dardanelos Ltda.(“Dardanelos”), owner of the Aripuanã project, not otherwise owned by the Company. On October 16, 2019, the transaction was approved by Karmin’s shareholders and it closed on October 30, 2019, when the articles of arrangement were filed and the aggregate consideration was paid.

The acquisition price contemplated (i) the acquisition of 89,945,479 common shares, representing 100% of the issued and outstanding shares of Karmin, for an aggregate consideration of USD 69,300 paid at closing date to the shareholders of Karmin, and (ii) a USD 700 loan from the Company to Karmin for general corporate purposes.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

On November 1 and 4, 2019, Karmin delisted its shares from the TSX Venture Exchange and the Lima Stock Exchange, respectively. At the date of the delisting, the Company owned 100% of the outstanding Karmin shares. On November 5, 2019 Votorantim Metals Canada Inc. and Karmin were amalgamated and Karmin ceased to exist.

The transaction was accounted for as a transaction with non-controlling interests, as the Company already controlled Dardanelos at the acquisition date. An amount of USD 37,404 related to the difference between the transaction’s acquisition price and the carrying amount of the non-controlling interest held prior to the acquisition was recognized in equity attributable to the NEXA’s shareholders.

(h)	Dividend distribution

On February 15, 2019, the Board of Directors approved a dividend distribution to the Company’s shareholders of record on March 14, 2019 in the amount of USD 0.53 cents per common share, for a total amount of USD 69,832. Dividends were paid in cash on March 28, 2019.

The Company’s subsidiary, NEXA PERU, also declared dividends in the three-month period ended March 31, 2019 in the amount of USD 200,001, including USD 32,880 to non-controlling interests and USD 2,256 to holders of investments shares (acciones de inversión). These shares give the holders the right to receive dividends but are not entitled to voting rights or the residual value of NEXA PERU’s equity.

(i)	Non-controlling interests

Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2019	2018	2019	2018
Current assets	725,103	957,821	24,365	10,280
Current liabilities	23,736	248,938	15,058	3,459
Current net assets	701,367	708,883	9,307	6,821

Non-current assets	695,712	642,007	125,335	91,702
Non-current liabilities	602,357	581,172	35,872	21,478
Non-current net assets	93,355	60,835	89,463	70,224

Net assets	794,722	769,718	98,770	77,045

Accumulated non-controlling interests	313,818	373,838	65,846	51,363

Summarized income statement	NEXA PERU		Pollarix S.A.
	2019	2018	2019	2018
Net revenues	745,181	827,537	83,597	11,916
Net income for the year	11,370	142,082	50,350	3,742
Other comprehensive income	-	-	1,552	(15,322)
Total comprehensive income for the year	11,370	142,082	51,902	(11,580)

Comprehensive income (loss) attributable to non-controlling interests	(6,918)	13,621	1,619	(7,724)
Dividends paid to non-controlling interests	30,427	-	10,867	2,137

Summarized statement of cash flows	NEXA PERU		Pollarix S.A.
	2019	2018	2019	2018
Net cash provided by (used in) operating activities	43,341	232,391	(55,426)	7,201
Net cash (used in) provided by investing activities	(111,268)	(76,695)	36,152	(762)
Net cash provided by (used in) financing activities	(200,248)	-	9,564	(6,441)
Increase (decrease) in cash and cash equivalents	(268,175)	155,696	(9,710)	(2)

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

31	Impairment of non-current assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment as at September 30, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there are indicators that the carrying amount of an asset or CGU may not be recovered. If any indicator exists, such as change in forecasted commodity prices, significant increase in operational costs, significant decrease in production volumes, reduction in life of mine, cancelation or significant reduction in scope of a project, market conditions or unusual events that can affect the business, the Company estimates the asset’s or CGU’s recoverable amount.

The recoverable amount is estimated by reference to the higher of an asset’s or CGU’s fair value less cost of disposal and its value in use (being the net present value of expected future cash flows of an asset or CGU in its current condition). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have reversed. If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time are not recognized.

Impairment of exploration assets and development projects

Exploration assets representing mineral rights acquired in business combinations included in intangible assets and development projects at the FEL 3 stage included in property, plant and equipment are tested for impairment in aggregation with CGU or groups of CGUs that include producing assets. The allocation of exploration assets and development projects to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, 2) legal entity level and 3) country level. When testing a CGU or a group of CGUs that include exploration assets and development projects, the Company performs the impairment test in two steps. In the first step, producing assets our group of producing assets are tested for impairment on an individual basis. In the second step, exploration assets and development projects are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

Valuation methods and assumptions for recoverable amount

Fair value less cost of disposal (FVLCD)

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset. FVLCD is estimated by the Company using discounted cash flows techniques and, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

Value in use (VIU)

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different to those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration and environmental costs. The resulting estimates are based on detailed life-of-mine and/or long-term production plans. When calculating FVLCD, these forecasts may include anticipated expansions which are at the evaluation stage of study.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included when the Company has confidence it will be converted to reserve. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves. Typically, the additional evaluation required to conversion to reserves for such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For the purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s price forecast. The price forecasts used for ore reserve estimation and the Company’s strategic planning are generally consistent with those used for impairment testing.

Cost levels incorporated in the cash flow forecasts are based on the current life-of-mine plan or long-term production plan for the CGU, which are based on detailed research, analysis and iterative modelling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting process recoveries and capacities of processing equipment that can be used. The life-of-mine plan and/or long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

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Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate. With respect to the estimated future cash flows of capitalized exploration assets and development projects in FEL 3 stage, the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows. The discount is based on the stage of the project and type of metal.

Critical accounting estimates and judgments - Impairment of non-current assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals. When applying its judgment in grouping CGUs, the Company concluded that its mining operations in Vazante and Morro Agudo should be grouped with its Três Marias smelter operation, as these two mines are vertically integrated operations. Also, the Company concluded that Shalipayco greenfield project should be grouped with the Cerro Pasco CGU as the current plan, as determined in the scoping study of the project, is to integrate Shalipayco to the Cerro Pasco complex.

External and internal factors are monitored for impairment indicators and include quarterly internal review of impairment indicators. Judgment is required to determine whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment whether internal factors such as increase in production costs and delay in projects result in impairment indicators requires significant judgment.

The process of estimating the recoverable amount involves the use of assumptions, judgment and projections for future cash flows. These calculations use cash flow projections, based on approved financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful life of mine or indefinitely for the smelters. The smelters cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flow used for the Company’s impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Future changes in these variables may differ from management’s expectations and may materially change the recoverable amounts of the CGUs.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

Impairment analysis

When performing its annual impairment assessments, the Company identified the following impairment indicators:

•     A reduction in the life of mine of Cerro Pasco Complex operations due to a decrease in mineral reserves and resources estimates;

•     The spot average zinc LME prices declined substantially in comparison with prior year;

•     The carrying amount of the net assets of the Company is persistently above the Company’s market value.

The Company concluded that the combination of these indicators could result in the recoverable amount of its cash-generating units being lower than the carrying amount. An impairment test of all the Company´s CGUs was performed. Below is a summary of the CGUs’ carrying amounts tested for impairment as at September 30, 2019:

	Goodwill	Fair value of identifiable assets (iii)	Other net assets carrying amount	Total carrying amount
Cerro Lindo (i)	-	386,255	185,697	571,952
Cerro Pasco (i)	-	318,218	204,045	522,263
Mining Peru (ii)	578,280	704,473	389,742	1,672,495

Cajamarquilla	92,494	-	719,698	812,192

Três Marias system (ii)	-	-	571,277	571,277
Aripuanã	-	-	67,337	67,337
Juiz de Fora	-	-	177,445	177,445
	670,774	704,473	1,925,499	3,300,746

(i) Includes exploration assets and development projects with capitalized mining rights and development costs allocated.

(ii) Represents the lowest level within the Company at which the goodwill generated in the acquisition of NEXA PERU is monitored by the Company’s management.

(ii) Currently Três Marias smelter is integrated with the mining operations of Vazante and Morro Agudo and, therefore, are considered as a single CGU.

(iii) Corresponds to the fair value of the identifiable intangible assets in the acquisition of NEXA PERU, which are recognized at the consolidated level.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

(a)	Key assumptions used in impairment test

The recoverable amount of each CGUs was determined based on FVLCD method, which was higher than the value in use.

The Company identified long-term metal prices, discount rate and life of mine (“LOM”) as key assumptions for the recoverable amount determination, due to the material impact that such assumptions may cause on the recoverable value. These assumptions are summarized below:

	September 30, 2019	September 30, 2018
Long-term zinc (USD/t)	2,571	2,517
Discount rate (Brazil)	7.10%	7.13%
Discount rate (Peru)	6.38%	6.30%
Brownfield projects - LOM (years)	from 8 to 13	from 9 to 21
Greenfield projects - LOM (years)	from 12 to 24	from 12 to 24

(b)	Impairment test process

Following the determination of the recoverable amount of the CGUs, the Company compared the carrying amount of each CGU with its respective recoverable amount. At this step, the Company identified an impairment loss at the CGU Cerro Pasco (refer to note 31(c)).

The second step was to test whether the goodwill allocated to a CGU or a group of CGUs was recoverable. In performing this analysis, the recoverable amount of Cerro Lindo and Cerro Pasco were aggregated in a group of CGUs called Mining Peru, which represents the lowest level within the Company at which goodwill of the acquisition of NEXA PERU is monitored by management. This aggregated recoverable amount is compared with the aggregated carrying amount of the CGUs. No impairment loss was verified at this level.

(c)	Impairment loss – Cerro Pasco CGU

The reduction in the mineral reserves and resources estimates that led to a shortening of the life of mine of Cerro Pasco CGU from 21 to 13 years was determinant for the recognition of an impairment loss of USD 142,133.

As the impairment loss was identified at the CGU level and was not directly related to a single asset, the loss was allocated on a pro rata basis to the following assets:

	Carrying amount prior to impairment loss	Impairment loss	Carrying amount after impairment loss
Property, plant and equipment	192,719	(42,683)	150,036
Intangible assets	333,427	(99,450)	233,977
Other net assets	(3,883)	-	(3,883)
	522,263	(142,133)	380,130
Fair value of identifiable assets	318,218	(97,308)	220,910
Other net assets carrying amount	204,045	(44,825)	159,220
	522,263	(142,133)	380,130

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Cerro Pasco. A decrease of 5% in the long-term LME zinc price to USD 2,442 per ton compared to management´s estimation as at September 30, 2019 would have had resulted in the recognition of an additional impairment loss of USD 56,633. Also, an increase of 5% in discount rate compared to management´s estimation as at September 30, 2019 would have had resulted in an additional impairment loss of USD 10,670.

(d)	Impairment results – Other CGUs

The impairment indicators listed above led to a decrease in the recoverable amount of all our CGUs. However, the effects were less prominent than in the CGU Cerro Pasco and no impairment loss were identified in other CGUs.

The Company has reviewed impairment indicators as at December 31, 2019 and concluded that no impairment indicators exist at the reporting date. Therefore, no additional impairment test was performed.

The Company also estimated the amount by which the value assigned to each of these key assumptions must change in order for the CGUs recoverable amount to be equal to its carrying amount:

Cash generating unit	Excess over carrying	Decrease in long term zinc (USD/t)		Increase in discount rate
	amount	Change	Price	Change	Rate
Cerro Lindo	625,998	(17)%	2,143	116%	13.80%
Cajamarquilla	341,815	(9)%	2,343	31%	8.40%
Três Marias system	248,869	(8)%	2,730	65%	11.70%
Juiz de fora	381,076	(25)%	1,920	142%	17.20%
Aripuanã	515,807	(32)%	1,748	167%	19.00%
Goodwill – Mining Peru	47,709	(1)%	2,538	6%	6.80%

32	Long-term commitments

(a)	Capital commitments – Aripuanã project

At December 31, 2019, the Company had contracted for USD 211,259 of capital expenditures related to the Aripuanã project that have not yet been incurred for the purchase of property, plant and equipment.

(b)	Purchase of raw materials

The Company has forward purchase commitments in the amount of USD 24,473 for raw materials, which are used as part of the Company’s operations. These contracts contain monthly fixed prices and expire in 2026.

(c)	Projects development

As part of its development activities in certain greenfield projects, the Company has agreed to minimum levels of investments that would require disbursements up to the amount of USD 102.900 after September 2024 in case the Company does not meet such specified minimum investments for these projects.

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Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2019

All amounts in thousands of US dollars, unless otherwise stated

33	Events after the reporting period

Dividends distribution

On February 13, 2020, the Company's Board of Directors approved, subject to ratification by the Company's shareholders at the 2021 annual shareholders' meeting in accordance with Luxembourg laws, a cash dividend distribution to the Company's shareholders of record on March 16, 2020 of approximately USD 50,000 to be paid on March 30, 2020.

*.*.*

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nexa Resources S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for leases and the manner in which it accounts for uncertainty over income tax treatments in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management report on internal control over financial reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Auditores Independentes

Curitiba, Brazil

February 13, 2020

We have served as the Company’s auditor since 2001.